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Investor Relations
Av. Brig. Luis Antonio, 3126
1o andar - Jd. Paulista
CEP: 01402-901
Sao Paulo - SP - Brazil


                   Companhia Brasileira de Distribuicao (CBD)
                        Announces January 2000 Net Sales

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Sao Paulo, Brazil, March 3, 2000 - Companhia Brasileira de Distribuicao (NYSE
{CBD}; BOVESPA {PCAR4}) today announced preliminary, non-audited January 2000 net sales figures.
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January 2000 consolidated net sales (banner sales, including affiliated company)
in nominal currency totaled R$553.2 million, a 32.9% increase compared to the same period in 1999.

January 2000 same store net sales increased by 0.3% compared to January 1999.

Net Sales by Division 2000/1999 - Variation (%)            Highlights
(Preliminary, non-audited)

                 -----------------------               Number of clients
                     Nominal Currency                      grew 36.8%
                      Corporate Law                    compared to January
                 -----------------------                       1999.
                         January
----------------------------------------                   January 2000
                   All         Same                      same store sales
----------------------------------------                   increased 0.3%.
  Pao de Acucar    15.3%         3.1%
  Barateiro       109.2%         8.5%
  Extra            39.3%        -5.4%
  Eletro            0.2%         2.5%
----------------------------------------
  CBD              32.9%         0.3%
----------------------------------------


CBD total net sales reached R$493.2 million in nominal currency in January 2000, representing a 18.5% increase compared to January 1999.

Factors that contributed to these results include:

o The Pao de Acucar division continued to present a positive performance despite last year's strong comparative basis (nominal growth reached 16.6% in January 1999). This reflects the positive effects of efforts aimed to continue increasing the Company's customer base through the continuous investments made to store remodelings and improvements in customer service.

o Extra hypermarkets were also affected by the strong comparative basis of January 1999 (an 11.1% increase) and by the anticipation of the beginning of Extra's promotional sales, that traditionally happen entirely in January, to December 1999.

o Stores of the Barateiro division continued to present the best performance compared to CBD's other divisions, reflecting a better positioning of the brand, development of Barateiro Private Brands, as well as benefits from the store remodeling process ("New Face" project), which is always being improved.

o The Eletro division presented, after a long period of negative performance, a positive performance (2.5%). This is a result of the store remodeling process ("Eletro of the Future") and of a scenario marked by lower interest rates and currency stabilization.

CBD has been adopting the IGP-DI index to calculate its constant currency sales. The IGP-DI index is also used by ABRAS (Brazilian Supermarket Association) to calculate total sales evolution for the sector.


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


Taking into consideration existing discrepancies between the IGP-DI and inflation indices which best represent the sector's price evolution, ABRAS has been developing studies aimed at a possible change of the indexer. Assuming that ABRAS confirms this change, CBD will also adopt the same indicator to present its sales performance in real terms upon completion of the ABRAS studies.

January 2000 constant currency sales (indexed by IGP-DI) presented a 10.9% increase, while total sales for the sector decreased by -3.79% according to ABRAS (Brazilian Supermarkets Association) figures.

Net Sales Evolution by Division 2000/1999 - Variation (%)
(Preliminary, non-audited)


                                    Constant Currency
                   -------------------------------------------------------------
                   Indexed by IGP-DI1                   Indexed by IPCA2
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                      January                              January
--------------------------------------------------------------------------------
                   All            Same               All             Same
--------------------------------------------------------------------------------
  Pao de Acucar   -3.8%          -14.0%              5.9%            -5.3%
  Barateiro       74.6%           -9.4%             92.2%            -0.3%
  Extra           16.2%          -21.0%             28.0%           -13.1%
  Eletro         -16.4%          -14.5%             -7.9%            -5.8%
--------------------------------------------------------------------------------
  CBD             10.9%          -16.3%             22.1%            -7.9%
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1 IGP-DI: General Index of Prices (adopt by ABRAS to calculate constant currency sales)
2 IPCA: Ample Consumer Price Index (adopt by Government to monitor inflation)

Forms of Payment

--------------------------------------------------------------------------------------------------
                             1998       1999        4Q99       Nov/99      Dec/99       Jan/00
--------------------------------------------------------------------------------------------------
Cash                         51.6%      56.3%        57.0%       56.7%       58.6%        57.3%
Credit Card                  21.7%      22.7%        22.5%       23.3%       21.6%        24.3%
Food Voucher                  7.5%       6.4%         5.6%        5.5%        5.2%         6.2%
Credit                       19.2%      14.6%        14.9%       14.5%       14.6%        12.2%
  Post-dated Checks          13.5%      10.2%         9.4%        9.3%        8.8%         6.9%
  Installments                5.7%       4.4%         5.5%        5.2%        5.8%         5.3%
--------------------------------------------------------------------------------------------------

CBD announces the expansion of its operations in the states of Sao Paulo and Fortaleza

CBD informs the acquisition and beginning of operations of the following stores:
1 store located in Ferraz de Vasconcellos, in the greater Sao Paulo area, with 1,200 square meters, which was previously operated by Cibus chain and 1 store in the city of Sao Paulo, with 2,200 square meters, which was operated by ITA chain. Both stores are being converted into the Barateiro format .

CBD also announces the acquisition of 9 stores previously operated by Mercadinho Sao Luiz chain. These stores are located in the city of Fortaleza, with a floor space of 8,000 square meters and all of them will be converted into the Pao de Acucar format.

Companhia Brasileira de Distribuicao and its affiliated company operate a total of 356 stores in 11 Brazilian states through three formats. In addition to the Pao de Acucar and Barateiro supermarket divisions, CBD operates Extra hypermarkets and Eletro home appliance stores.

For more information please contact:

Aymar Giglio Junior                              Monica Lopes
Investor Relations Director - CBD                Edelman Financial
Phone: 55 (11) 886 0421                          Phone: 001(212) 704 4486
Fax: 55 (11) 884 2677                            Fax: 1(212) 768 1025
Email: pa.relmerc@paodeacucar.com.br             Email: monica_lopes@edelman.com

Fernando Tracanella
Email: ftraca@paodeacucar.com.br

                      http://www.grupopaodeacucar.com.br

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